Exhibit 99.1

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation January 13, 2025

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Strategic Priorities in 2025 and Beyond

Strong Cash Position into 2H 2027 to Deliver on Pipeline

Commercializing PRAME cell therapy

in 2L cutaneous melanoma

RMAT designation[1] by FDA received

Phase 3 SUPRAME trial initiated; Primary endpoint: PFS for full approval

Large addressable patient population: 8,000* 2L patients in US & EU5

Commercial buildout initiated including in-house state-of-the-art TCR-T manufacturing

EXPECTED MILESTONES

- Interim data read-out: 1Q26
- Final read-out: 4Q26
- BLA submission: 1Q27
- Launch: 3Q27

Expanding the PRAME commercial opportunity

to earlier lines and additional solid cancer types

IMA203 expansion into uveal melanoma through ongoing Phase 1b trial

IMA203CD8 GEN2 in PRAME+ solid cancers, starting with gynecologic cancers

IMA402 in 1L cut. melanoma, gynecologic cancers, sqNSCLC, breast cancer & others

EXPECTED MILESTONES

- IMA203 Ph1b data in uveal melanoma: 2025
- IMA203CD8 Ph1a data incl. ovarian cancer: 2025
- IMA402 Ph1a data in 2L melanoma: 2025

Leveraging the potential of our proprietary platform

to provide innovative therapeutics and unlock more cancer types

IMA401 in 1L sqNSCLC, HNSCC, bladder cancer & others

Multiplexing of TCR Bispecifics covering multiple targets including PRAME, MAGEA4/8 & other undisclosed targets

Advancement of mRNA-encoded TCER® molecules in collaboration with Moderna

EXPECTED MILESTONES

- IMA401 Ph1b data with HNSCC focus: 2025
- IMA401 Ph1b data with sqNSCLC focus: 2026

[1] Includes all benefits of Breakthrough Therapy Designation; * PRAME+/HLA-A*02:01+ addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom; PFS: progression-free survival; BLA: Biologics license application; sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

Intro 3

A Transformative Oncology Pipeline Across Modalities and Indications

immatics

Leveraging the Full Potential of 2 Therapeutic Modalities and 4 Clinical Candidates in Multiple Indications

Target	Product Candidate	Modality	Indication	Partner	Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2	Phase 3
PRAME	IMA203	ACTengine®	2L Melanoma	immatics					
	IMA203	ACTengine®	Uveal melanoma	immatics					
	IMA203	ACTengine® + mRNA	Undisclosed	immatics, moderna					
	IMA203CD8	ACTengine®	Gynecologic cancers	immatics					
			Other solid cancers						
	IMA402	TCER®	Melanoma, others	immatics					
MAGEA4/8	IMA401	TCER®	HNSCC, sqNSCLC, others	immatics					
Other Targets	IMA204	ACTengine®	COL6A3+ solid cancers	immatics					
	Undisclosed[2]	TCER®	Undisclosed	moderna					
	Undisclosed	ACTengine®	Undisclosed	Bristol Myers Squibb					
	IMA30x	ACTallo®	Undisclosed	immatics, editas[3]					

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] mRNA-enabled *in vivo* expressed TCER® molecules; [3] Immatics' proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology
2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; HNSCC: head and neck squamous cell carcinoma; sqNSCLC: squamous non-small-cell lung cancer

Intro
4

Immatics' Clinical Portfolio

4 Clinically Active TCR Candidates Across 2 Modalities

	Cell Therapy		TCR Bispecifics	
	IMA203 (PRAME)	**IMA203CD8 (PRAME)**	**IMA402 (PRAME)**	**IMA401 (MAGEA4/8)**
Clinical Activity[1]	54% (14/26) cORR 12.1 months mDOR 6 months mPFS mOS not reached	41% (14/34) cORR 9.2 months mDOR	Initial clinical signal/first PRs observed and depending on target expression and TCER® dose	29% ORR and 25% cORR in patients with MAGEA4/8^{high} expression at relevant doses 53% DCR 53% tumor shrinkage
Status	Phase 3 SUPRAME trial has commenced	Dose escalation ongoing	Early dose escalation ongoing	Dose escalation ongoing
Positioning	Immatics' first TCR therapeutic to access market in 2L cut. melanoma, expansion to uveal melanoma as "add-on"	Enhanced pharmacology provides potential to expand PRAME cell therapy to tumor-agnostic label in PRAME+ solid cancers, starting with gynecologic cancers	Targeting 1L in cut. melanoma, gynecologic cancers, sqNSCLC, breast cancer & others	Targeting 1L sqNSCLC, HNSCC, bladder cancer & others
Next Data Update	Phase 1b data in uveal melanoma 2025; Phase 3 interim data read-out in Q1 2026	Phase 1a data including ovarian cancer 2025	Phase 1a data to deliver clinical PoC in last-line 2025	Phase 1b data with HNSCC focus 2025

Expanding the PRAME cell therapy opportunity to earlier lines and additional solid cancer types beyond melanoma
Data updates on all clinical assets throughout 2025

[1] Data cut-off dates: IMA203: Aug 23, 2024; IMA203CD8: Sep 30, 2024; IMA402: Nov 6, 2024; IMA401: Jul 23, 2024; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression-free survival; OS: overall survival; PR: partial response; sqNSCLC: squamous non-small-cell lung cancer; HNSCC: head and neck squamous cell carcinoma; DCR: disease control rate

Intro 5

Breadth of PRAME Commercial Opportunity in Solid Cancers

Based on Positive Data and High Unmet Need

Near-Term

2L Unresectable or Metastatic Cut. Melanoma

IMA203

BRAF WT or BRAF mutated

~7.3k

2L Unresectable or Metastatic Uveal Melanoma

IMA203

~1.3k

~230k

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5

Mid- & Long-Term

2L Solid Tumors

IMA203CD8

Gynecologic cancers, sqNSCLC, HNSCC, breast, others

~75k

1L Solid Tumors

IMA402

Cut. melanoma, gynecologic cancers, sqNSCLC, breast, others

~145k

All patient numbers refer to PRAME⁺/HLA-A*02:01⁺ patients in the US and EU5 in 2025 and assumes patients can get treated with both TCER® and ACTengine®, Source: Clarivate Disease Landscape and Forecast; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom; WT: wild type, sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

Intro 6

Leadership in the Development of TCR-based Therapies

Two Distinct TCR-based Therapeutic Modalities in Clinical Development

ACTengine® (Autologous TCR-T)	
Application:	Single dose (no tumor surgery, no high-dose IL-2)
Positioning:	Last-line monotherapy setting
Deployment :	Administered in specialized academic medical centers; potential for outpatient administration
TPP at RP2D[1]:	≥40% cORR, ≥6 months mDOR

TCER® (TCR Bispecifics)	
Application:	Half-life extended (HLE) T cell engager, repeat dose (typically q2w)
Positioning:	Frontline (+ adjuvant) combination setting
Deployment:	Outpatient administration, hospitals and community centers
TPP at RP2D[1]:	≥20% cORR, ≥6 months mDOR



LEUKAPHERESIS
GENETIC ENGINEERING & EXPANSION
LYMPHODEPLETION & INFUSION
TCER® PRODUCTION
"OFF-THE-SHELF" PRODUCT
ADMINISTRATION TO BIOMARKER POSITIVE PATIENT
ACTengine®
Target peptide
TCER®
HLA
Tumor cell

IMA203
IMA203CD8

PRAME target prevalence[2]	Melanoma: Gynecologic cancers:	90-95% 85-95%
MAGEA4/8 target prevalence[2]	SqNSCLC: HNSCC:	52% 36%

IMA402
IMA401

[1] Minimal target product profile (TPP) in monotherapy in 2L settings at recommended phase 2 dose (RP2D), i.e. typically in Ph1b dose expansion, for go-/no-go decision prior entering Ph2 or pivotal trial. Other factors such as mPFS (median progression-free survival) and mOS (median overall survival) in Ph1b vs. Ph1a may also contribute to decision-making. [2] Target prevalence is based on TCGA RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; cORR: confirmed objective response rate; mDOR: median duration of response; q2w: once every two weeks; sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

Intro 7

ACTengine® IMA203 – TCR - Based Cell Therapy Targeting PRAME 8

The ACTengine® IMA203 Commercial Opportunity in 2L Melanoma

TCR-Based Cell Therapy Targeting PRAME



GENETIC ENGINEERING
ACTengine® IMA203
ADMINISTRATION OF PRAME-DIRECTED T CELLS

~7.3k
addressable PRAME+/HLA-A*02:01+ patients in the US & EU5

~1.3k
addressable PRAME+/HLA-A*02:01+ patients in the US & EU5

IMA203 Opportunity

2L Unresectable or Metastatic Cutaneous Melanoma

US	EU5
~3.7k	~3.6k

Unresectable or Metastatic Uveal Melanoma

US	EU5
~0.6k	~0.7k

IMA203

All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom

9

ACTengine® IMA203 TCR-T Monotherapy Targeting PRAME in Melanoma

Positive Data and High Unmet Need

Favorable Tolerability

Mostly mild to moderate CRS

Infrequent ICANS (5.7% Gr1, 4.3% Gr2, 4.3% Gr3)

No treatment-related deaths

Potential for outpatient administration

Compelling Response Rate

54% (14/26) cORR

46% (12/26) of the patients with deep responses
(≥50% tumor size reduction)

Durable Responses

12.1 months mDOR and ongoing responses for over two years

mPFS of 6 months

mPFS 13 months in patients with deep responses

mOS not reached (mFU 8.6 months)

Rapid & Robust Manufacturing

Fast turnaround time: 7 days + 7 days QC release testing

>95% manufacturing success rate to target dose

Optimized process to achieve desirable cellular functionality

Commercial Opportunity

~9k* addressable patients in US/EU5 in melanoma and uveal melanoma

FDA RMAT designation[1] received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma

SUPRAME Phase 3 trial in 2L melanoma commenced in **December 2024**

[1] Includes all benefits of Breakthrough Therapy Designation; * PRAME+/HLA-A*02:01+ addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression-free survival; OS: overall survival ; mFU: median follow-up; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom

IMA203 Data cut-off Aug 23, 2024 10

ACTengine® IMA203 TCR-T Monotherapy – Patient Flow

immatics


Screening & Manufacturing Phase
Treatment & Observation Phase
Long Term Follow-up
Safety and efficacy monitoring for 12 months
HLA-A*02 Testing
Blood sample;
Central lab
Leukapheresis
as source for cell
product
≥95% of cutaneous
melanoma patients are
PRAME-positive
→ no target testing
Manufacturing
by Immatics
Process time of 14 days
7-day manufacturing process
applying CD8/CD4 T cell selection
7-day QC release testing
Lymphodepletion*
Low dose IL-2**
Infusion of ACTengine®
cell therapy product

Inclusion by HLA testing only – no PRAME testing required	Standard leukapheresis for product manufacturing - no need for tumor biopsy or surgery	Fast turn-around-time (2 weeks) and manufacturing success rate >95%	Favorable tolerability profile with potential outpatient administration – no high-dose IL-2

* 30 mg/m² Fludarabine and 500 mg/m² Cyclophosphamide for 4 days; ** 1m IU daily days 1-5 and twice daily days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology)

IMA203 11

ACTengine® IMA203 TCR-T Trial in Melanoma

Heavily Pretreated Patient Population

Total Safety Population (N=70)

Phase 1a Dose Escalation
Dose Level 1-4
(total safety pop. N=28)

Phase 1b Dose Expansion
Dose Level 4/5
(total safety pop. N=42)

RP2D defined at 1-10x10⁹ TCR-T cells (DL4/5)

Melanoma Efficacy Population[1] (N=28)
Melanoma Patients in Phase 1b Dose Expansion

	Total Safety Population	Melanoma Dose Escalation Population	Melanoma Efficacy Population[1]
	All Comers (Phase 1a and Phase 1b)	Melanoma (Phase 1a)	Melanoma (Phase 1b, at RP2D)
Number of patients	Total N=70 Melanoma N=41 Other N=29	Total N=11 Cutaneous melanoma N=8 Uveal melanoma N=2 Mucosal melanoma N=1	Total N=28 Cutaneous melanoma N=13 Uveal melanoma N=12 Melanoma of unknown primary N=1 Mucosal melanoma N=2
Prior lines of systemic treatment (median, min, max)	3 (0, 9)	4 (2, 7)	2 (0, 6)
Thereof CPI (melanoma only) (median, min, max)	2 (0, 4)	2 (1, 4)	1* (0, 4)
LDH at baseline >1 x ULN [% of patients]	64.3	81.8	60.7
Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max)	117.8 (15.0, 309.8)	117.5 (37.0, 211.0)	107.5 (15.0, 309.8)
Liver/brain lesions at baseline [% of patients]	65.7	63.6	82.1
Dose level	DL1-5	EC1/DL3/4	DL4/5
Total infused dose TCR-T cells [x10⁹]	2.09 (0.08, 10.2)	0.586 (0.10, 2.09)	4.1 (1.3, 10.2)

[1] All infused patients; *Cutaneous melanoma patients had a median of 2 prior lines of checkpoints, see appendix; RP2D: recommended phase 2 dose; CPI: Checkpoint inhibitors; EC1: 0.06-0.12x10⁹ TCR-T cells/m² BSA; DL3: 0.2-0.48x10⁹ TCR-T cells/m² BSA, DL4: 0.2-1.2x10⁹TCR-T cells/m² BSA, DL5: 1.201 - 4.7x10⁹ TCR-T cells/m² BSA

IMA203 Data cut-off Aug 23, 2024 12

13 Data cut - off Aug 23, 2024 * One grade 3 CRS only after exploratory second infusion; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2019); ICANS: Immune effector cell - associated neurotoxicity syndrome Most Frequent Adverse Events of IMA203 Across All Dose Levels in Phase 1a/b N=70 Patients Across All Dose Levels in Phase 1a/b (Total Safety Population) • Most frequent adverse events were expected cytopenias (Grade 1 - 4) associated with lymphodepletion in all patients • Mostly mild to moderate cytokine release syndrome (CRS) • 37% (26/70) Grade 1 • 46% (32/70) Grade 2 • 11% (8/70) Grade 3 * • Infrequent ICANS (6% Grade 1, 4% Grade 2, 4% Grade 3) • No IMA203 - related deaths • Tolerability in the melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile Favorable tolerability profile for IMA203 monotherapy at recommended Phase 2 dose (1x10 9 to 10x10 9 TCR - T cells) supporting potential outpatient administration I MA2 0 3

Tolerability Profile of IMA203 Across All Dose Levels in Phase 1a/b

All ≥Grade 3 Adverse Events (N=70[1])

immatics

TEAEs by maximum severity for all patients in Phase 1a and Phase 1b (N=70[1])

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	70	100.0
Adverse Events of Special Interest	9	12.9
Cytokine release syndrome	8	11.4
ICANS	3	4.3
Blood and lymphatic system disorders	70	100.0
Neutropenia	62	88.6
Lymphopenia	39	55.7
Leukopenia	38	54.3
Anaemia	36	51.4
Thrombocytopenia	24	34.3
Febrile neutropenia	2	2.9
Cytopenia	1	1.4
Leukocytosis	1	1.4
Infections and infestations	10	14.3
Urinary tract infection	2	2.9
Appendicitis	1	1.4
COVID-19	1	1.4
Cytomegalovirus infection reactivation	1	1.4
Enterococcal infection	1	1.4
Human herpesvirus 6 encephalitis	1	1.4
Infection	1	1.4
Orchitis	1	1.4
Sepsis[2,3]	1	1.4
Septic shock[2]	1	1.4
Investigations	10	14.3
Alanine aminotransferase increased	6	8.6
Aspartate aminotransferase increased	5	7.1
Blood creatinine increased	2	2.9
Blood alkaline phosphatase increased	1	1.4
Blood bilirubin increased	1	1.4
Blood fibrinogen decreased	1	1.4
Lymphocyte count increased	1	1.4
Respiratory, thoracic and mediastinal disorders	10	14.3
Hypoxia	4	5.7
Pleural effusion	2	2.9
Bronchial obstruction	1	1.4
Dyspnoea	1	1.4
Epistaxis	1	1.4
Laryngeal inflammation	1	1.4
Respiratory failure	1	1.4
table continued...		
Metabolism and nutrition disorders	7	10.0
Hypokalaemia	3	4.3
Hyponatraemia	3	4.3
Hypophosphataemia	2	2.9
Dehydration	1	1.4
Failure to thrive	1	1.4
Vascular disorders	7	10.0
Hypertension	6	8.6
Hypotension	1	1.4
Renal and urinary disorders	6	8.6
Acute kidney injury	4	5.7
Nephritis	1	1.4
Proteinuria	1	1.4
Gastrointestinal disorders	5	7.1
Abdominal pain	3	4.3
Diarrhoea	1	1.4
Ileus	1	1.4
Vomiting	1	1.4
General disorders and administration site conditions	4	5.7
Fatigue	1	1.4
General physical health deterioration[2]	1	1.4
Pyrexia	1	1.4
Swelling face	1	1.4
Skin and subcutaneous tissue disorders	4	5.7
Rash maculo-papular	3	4.3
Eczema	1	1.4
Cardiac disorders	3	4.3
Atrial fibrillation[4]	3	4.3
Eye disorders	2	2.9
Periorbital oedema	1	1.4
Ulcerative keratitis	1	1.4
Injury, poisoning and procedural complications	2	2.9
Humerus fracture	1	1.4
Infusion related reaction	1	1.4
Musculoskeletal and connective tissue disorders	2	2.9
Back pain	1	1.4
Muscle spasms	1	1.4
table continued...		
Nervous system disorders	2	2.9
Headache	1	1.4
Posterior reversible encephalopathy syndrome	1	1.4
Endocrine disorders	1	1.4
Inappropriate antidiuretic hormone secretion	1	1.4
Hepatobiliary disorders	1	1.4
Cholangitis	1	1.4
Immune system disorders	1	1.4
Haemophagocytic lymphohistiocytosis	1	1.4
Reproductive system and breast disorders	1	1.4
Vaginal haemorrhage	1	1.4

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al., 2019). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (23-Aug-2024); [1] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [2] Fatal adverse events were not considered related to any study drug; [3] Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; [4] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021

ICANS: Immune effector cell-associated neurotoxicity syndrome

IMA203

Data cut-off Aug 23, 2024 14

Clinical Anti-Tumor Activity of IMA203 Monotherapy in Melanoma

Objective Responses in Heavily Pretreated Patients in Phase 1b (N=28#)


Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
Cut. Melanoma
Cut. Melanoma
Melanoma (Unk. Primary)
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma*
Mucosal Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma*
Cut. Melanoma
Mucosal Melanoma
Cut. Melanoma*
Cut. Melanoma*
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
11.4
4.6
SD
0
-4.1
-6.3
-17.6
-18.6
-22.6
-25.4
-36.9
-40.8
-41.5
-44.8
-48.1
-50.9
-56.3
-57.1
-58.8
-59.3
-60.4
-65.1
-65.9
-66.7
-77.9
-78.3
-83.9
A-DL4-05
A-DL5-25
A-DL4-04
A-DL5-31
A-DL4-06
A-DL5-20
A-DL5-17
A-DL5-12
A-DL5-18
A-DL5-28
A-DL5-10
A-DL5-14
A-DL5-23[1]
A-DL5-24
A-DL5-19
A-DL5-13
A-DL5-29
A-DL5-15
A-DL5-22
A-DL5-26
A-DL5-03[2]
A-DL4-07
A-DL5-27
A-DL5-21
A-DL4-03
A-DL5-01
PD
SD
PR
cPR
ongoing

cORR	**54% (14/26)**
median DOR	**12.1 months**
(min, max)	(4.2, 25.5+ months)
mFU	9.3 months
7/14 confirmed responses ongoing	
median PFS	**6.0 months**
(min, max)	(0.3+, 26.8+ months)
median OS	**Not reached**
(min, max)	(0.3+, 26.8+ months)
mFU	8.6 months
ORR	62% (16/26)
Tumor shrinkage**	88% (23/26)
DCR (at week 6)	92% (24/26)

#First tumor assessment post infusion pending for two melanoma patients at data-cut; * Maximum change of target lesions and RECIST1.1 response at different timepoints. ** Tumor shrinkage of target lesions; [1]Patient is off study at data cut-off; [2]Patient out of study due to PD (external assessment); Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Overall survival (OS) and progression-free survival (PFS) censored at data-cut; BL: Baseline; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow-up

IMA203 Data cut-off Aug 23, 2024 15

Duration of IMA203 Monotherapy Responses in Melanoma

Durable Responses 2+ Years after Treatment in Heavily Pretreated Patients in Phase 1b (N=28#)



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 26
ongoing at month 24
0
3
6
9
12
15
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-03
A-DL5-03[1]
A-DL5-13
A-DL5-15
A-DL5-23[2]
A-DL4-07
A-DL5-27
A-DL5-01
A-DL5-10
A-DL5-19
A-DL5-21
A-DL5-24
A-DL5-26
A-DL5-29
PR
A-DL5-22
A-DL5-28
SD
A-DL4-04
A-DL4-05
A-DL5-17
A-DL5-25
A-DL5-12
A-DL5-18
A-DL5-20
A-DL5-31
PD
A-DL5-14
A-DL4-06
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

cORR	**54% (14/26)**
median DOR	**12.1 months**
(min, max)	(4.2, 25.5+ months)
mFU	9.3 months
7/14 confirmed responses ongoing	
median PFS	**6.0 months**
(min, max)	(0.3+, 26.8+ months)
median OS	**Not reached**
(min, max)	(0.3+, 26.8+ months)
mFU	8.6 months
ORR	62% (16/26)
Tumor shrinkage*	88% (23/26)
DCR (at week 6)	92% (24/26)

First tumor assessment post infusion pending for two melanoma patients at data-cut; * Tumor shrinkage of target lesions; [1] Patient out of study due to PD (external assessment) [2] Patient is off study at data cut-off; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Overall survival (OS) and progression-free survival (PFS) censored at data-cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow-up

IMA203 Data cut-off Aug 23, 2024 16

Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion

mPFS of 6 Months and mOS Not Reached in Melanoma Efficacy Population

Progression Free Survival



100
50
0
PFS [%]
0
6
12
18
24
30
PFS [months]
Log-rank test: p=<0.0001

	N	mPFS
Dose Escalation	11	2.6 months
Dose Expansion	28	6.0 months

Overall Survival



100
50
0
OS [%]
0
6
12
18
24
30
36
OS [months]
Log-rank test: p=0.0003

	N	mOS
Dose Escalation	11	6.3 months
Dose Expansion	28	Not reached

- Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion phase
- mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population*
- mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population*
- All patients in the dose escalation group died, and 20/28 patients are alive in dose expansion

IMA203
Overall survival (OS) and progression-free survival (PFS) censored at data-cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

Data cut-off Aug 23, 2024 17

IMA203 Phase 1b in Melanoma: Overview of Studies

PFS and OS Data in Melanoma Cohorts

Drug Product	Phase	N	Melanoma patient population	Prior lines of therapies	mPFS (months)	mOS (months)
IMA203 in Melanoma	1b (Dose Expansion)	28	46% cutaneous 43% uveal 11% other	4% n=0, 18% n=1, 32% n=2, 29% n=3:, 4% n=4, 11% n=5, 4% n=6 86% received prior CPI (median of 1 prior line of CPI in overall population, median of 2 prior lines of CPI in cut. melanoma) Median of 2 prior lines, median of 2 prior lines in cut. melanoma	**6.0**	**not reached**
IMA203 in Melanoma	1a (Dose Escalation)	11	73% cutaneous 18% uveal 9% other	0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior CPI (median of 2 prior lines of CPI, median of 2.5 prior lines of CPI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.6**	**6.3**
IMA201/202/203 combined in Melanoma	1a (Dose Escalation)	19	63% cutaneous 11% uveal 26% other	0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior CPI (median 3 prior lines of CPI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.5**	**5.3**
Lifileucel (C-144-01, Cohort 2+4)[1]	2	153	54% cutaneous 0% uveal 45% other	median of 3 prior lines (min/max: 1/9) 100% received prior CPI	**4.1**	**13.9**
Tilsotolimod + Ipilimumab (ILLUMINATE-301)[2]	3	238	85% cutaneous 0% uveal 15% other	57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior CPI	**2.9**	**11.6**
Nivolumab + Relatlimab (RELATIVITY-020, D1 Cohort)[3]	1/2	354	68% cutaneous 0% uveal 32% other	46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior CPI	**2.1**	**14.7**

These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

[1] Chesney et al., 2022; [2] Diab et al., 2024; [3] Ascierto et al., 2023
PFS: progression-free survival; OS: overall survival; CPI: checkpoint inhibitor

IMA203

Data cut-off Aug 23, 2024 18

Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses immatics

N=26#



100
50
0
PFS [%]
0
10
20
30
PFS [months]
Log-rank: p=0.0033

	N	mPFS
Dose Escalation IMA203	11	2.6 months
Dose Expansion IMA203 <50% tumor size reduction (including tumor size increase)	14*	5.7 months
Dose Expansion IMA203 ≥50% tumor size reduction	12	13.4 months

- 46% (12/26) patients have a deep response (≥50% tumor reduction)
- This subgroup of patients has highly medically meaningful mPFS of more than 1 year
- Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses

IMA203

Excluding two patients that were infused but did not have their first tumor assessment post baseline at data-cut; * Includes one patient with ongoing SD 4.4 months after infusion with tumor reduction <50%; mPFS: median progression-free survival

Data cut-off Aug 23, 2024 19

SUPRAME: Registration-Enabling Randomized Phase 3 Trial

Trial Design Following Recent Type D Meeting with FDA and SA Meeting with PEI[1]

Patient Population:
Unresectable or metastatic melanoma post-treatment with a checkpoint inhibitor (2L)
N=360

Randomization 1:1

ACTengine® IMA203
N=180

Investigator's choice
of selected approved treatments
N=180

Nivolumab/Relatlimab, Nivolumab, Ipilimumab, Pembrolizumab, Lifileucel (US), Chemotherapy

Endpoints

- **Primary Endpoint**
  - **PFS,** which allows trial readout quicker than overall survival-based endpoint
- **Secondary Endpoints**
  - Safety
  - ORR + DOR
  - Overall survival[2]
  - Patient-reported outcomes (EORTC QLQ-C30, EQ-5D-5L)

Timelines of the SUPRAME trial



BLA submission
December 2024
Q1 2026
Q4 2026
Q1 2027
Q3 2027
SUPRAME Phase 3 trial start
Interim analysis readout after approx. 200 patients enrolled
Enrollment end for approval
Launch

IMA203

[1] Scientific Advice Meeting with Paul-Ehrlich-Institute, the German regulatory authority; [2] FDA requires demonstration of "no overall survival detriment" as endpoint; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; mPFS: median progression-free survival, ORR: objective response rate; DOR: Duration of response; BLA: Biologics license application

20

Cell Therapy Manufacturing Facility To Support IMA203 BLA and Commercialization 21 I MA2 0 3 • ~100,000 sq ft state - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trials as well as planned commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston Metropolitan Area, Texas, offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC

ACTengine® IMA203CD8 Expansion of the PRAME Commercial Opportunity Beyond Melanoma 22

Expansion of PRAME Commercial Opportunity Beyond Melanoma

Second Generation ACTengine® IMA203CD8 Leveraging CD8 and CD4 T Cells


T cell Help
CD8-engineered CD4 T CELL
CD8 T CELL
PRAME TCR
CD8
Cytotoxic Activity
TUMOR CELL DEATH
Cytotoxic Activity

The PRAME^{+}/HLA-A*02:01^{+} addressable patient opportunity incl. indications with both high and medium-level PRAME expression is

~75k

per year



IMA203CD8 Opportunity

2L Solid Tumors

	US	EU5
Ovarian	2k	2k
Uterine	2k	2k
sqNSCLC	7k	10k
HNSCC	2k	2k
Breast	5k	8k
Others	16k	18k

- Co-transduction of CD8αβ alongside PRAME TCR adds functional CD4^{+} T cells designed to boost cytotoxicity
- Proof of concept from preclinical experiments[1] and CD19 CAR T cell studies in leukemia[2]
- **First clinical data with IMA203CD8 in Phase 1a dose escalation indicates potential for deeper responses and targeting both high and medium-level PRAME indications**

IMA203CD8

All patient numbers refer to PRAME^{+}/HLA-A*02:01^{+} patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom [1] Bajwa et al. 2021 Journal for Immunotherapy of Cancer; [2] Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

23

ACTengine® IMA203CD8 TCR-T Monotherapy Targeting PRAME

Summary: Clinical Data & Next Steps

Tolerability

Manageable tolerability

≥Grade 3 AEs mainly cytopenia

DLTs at DL4b led to dose adjustment to DL4a

Adjustments to DL4a dosing and criteria enable higher dose exploration

Ongoing dose escalation to reach RP2D, both in melanoma and indications outside melanoma

Activity & Duration of Response

Deep and durable objective responses at low doses

41% (14/34) cORR

84% (32/38) of patients had **tumor shrinkage**; two patients with complete response of target lesions

9.2 months mDOR with 3 confirmed responses ongoing at 1+ year

Development Potential

Focus on indications with **both high and medium-level** PRAME expression starting with gynecological cancers

Pursue tumor-agnostic label in PRAME+ cancers to leverage full breadth of PRAME, incl. NSCLC, triple-negative breast cancer, others

Possibility to administer IMA203CD8 without post-infusion IL-2

Dose escalation ongoing to investigate full clinical potential in hard-to-treat solid tumors **outside of melanoma**

IMA203CD8

AE: adverse event; DLT: dose-limiting toxicity; RP2D: recommended phase 2 dose; cORR: confirmed objective response rate; mDOR: median duration of response; NSCLC: non-small-cell lung cancer

Data cut-off Sep 30, 2024 24

Tolerability of IMA203CD8 Monotherapy

All ≥Grade 3 Adverse Events (N=44)

TEAEs by maximum severity for all patients (N=44)

Adverse event (System organ class, preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	**44**	**100.0**
Adverse events of special interest	**7**	**15.9**
Cytokine release syndrome[1]	6	13.6
Immune effector cell-associated neurotoxicity syndrome	1	2.3
Blood and lymphatic system disorders	**44**	**100.0**
Neutropenia	40	90.9
Anaemia	25	56.8
Lymphopenia	25	56.8
Thrombocytopenia	15	34.1
Leukopenia	11	25.0
Febrile neutropenia	2	4.5
Investigations	**9**	**20.5**
Alanine aminotransferase increased	5	11.4
Aspartate aminotransferase increased	5	11.4
Blood creatinine increased	2	4.5
Blood alkaline phosphatase increased	1	2.3
Blood bilirubin increased	1	2.3
Gamma-glutamyltransferase increased	1	2.3
Metabolism and nutrition disorders	**6**	**13.6**
Hypophosphataemia	2	4.5
Acidosis	1	2.3
Decreased appetite	1	2.3
Hyperglycaemia	1	2.3
Hypermagnesaemia	1	2.3
Hypoalbuminaemia	1	2.3
General disorders and administration site conditions	**5**	**11.4**
Fatigue	5	11.4
Oedema peripheral	1	2.3
Musculoskeletal and connective tissue disorders	**5**	**11.4**
Bone pain	3	6.8
Myalgia	2	4.5
Back pain	2	4.5
Arthralgia	1	2.3

Adverse event (System organ class, preferred term)	≥ Grade 3 No.	≥ Grade 3 %
... table continued		
Immune system disorders	**4**	**9.1**
Haemophagocytic lymphohistiocytosis[2]	4	9.1
	4	**9.1**
Pneumonia	2	4.5
Infection	1	2.3
Sepsis[3]	1	2.3
Systemic candida	1	2.3
Gastrointestinal disorders	**3**	**6.8**
Diarrhoea	2	4.5
Abdominal pain	1	2.3
Skin and subcutaneous tissue disorders	**3**	**6.8**
Rash	2	4.5
Alopecia	1	2.3
Rash maculo-papular	1	2.3
Vascular disorders	**3**	**6.8**
Hypertension	3	6.8
Nervous system disorders	**2**	**4.5**
Neurotoxicity[2]	1	2.3
Syncope	1	2.3
Renal and urinary disorders	**2**	**4.5**
Acute kidney injury	1	2.3
Urinary tract obstruction	1	2.3
Hepatobiliary disorders	**1**	**2.3**
Hepatic function abnormal	1	2.3
Reproductive system and breast disorders	**1**	**2.3**
Pelvic pain	1	2.3

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient are presented;
[1] DLT: Dose limiting toxicity in patient DL4b-04. [2] DLTs in patient DL4b-01; CRS: cytokine release syndrome, HLH: hematophagocytic lymphohistiocytosis

- **Overall manageable tolerability profile**
- Expected cytopenia
- Mostly mild to moderate CRS:
  - 36% (16/44) Grade 1
  - 48% (21/44) Grade 2
  - 11% (5/44) Grade 3
  - 2% (1/44) Grade 4
- DLTs in 2 patients at DL4b as previously reported by the Company:
  - Patient DL4b-01: high *in vivo* T cell expansion, Grade 4 neurotoxicity, Grade 4 CRS, Grade 3 HLH
  - Patient DL4b-04: Grade 3 CRS defined by Grade 3 ALT resolved to Grade 2 within 10 days; no need for vasopressors or ventilation
- No IMA203CD8-related patient death[3]
- Consecutive modification I/E criteria + IL2 scheme
- **Dose escalation ongoing** based upon manageable tolerability in patients at DL4a

[3] Possibly related Grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunsuppression from Flu/Cy (possibly related), high grade HLH event, the toxicity management and the fast-progressive disease

IMA203CD8 Data cut-off Sep 30, 2024 25

Clinical Anti-Tumor Activity of IMA203CD8 Monotherapy (N=41)

Ongoing Dose Escalation



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
Uterine cancer
Synovial Sarcoma
Lung Cancer (Adenocarc.)
Cut. Melanoma
Ovarian Cancer
Cut. Melanoma
Synovial Sarcoma
Melanoma (Unk. Primary)
NSCLC
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Ovarian Cancer
Uveal Melanoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Synovial Sarcoma
Cut. Melanoma*
Cut. Melanoma*
Synovial Sarcoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Synovial Sarcoma
Synovial Sarcoma
Uveal Melanoma*
Synovial Sarcoma
Synovial Sarcoma
Cut. Melanoma
Synovial Sarcoma
Cut. Melanoma
Mucosal Melanoma
Cut. Melanoma
Synovial Sarcoma
Cut. Melanoma
23.6
14.6
6.7
4.2
SD 0.2
SD 0
SD -1.1
-2.3
-5.1
-6.6
-7.6
-7.7
-8.1
-14.7
-15.8
-17.8
-23.0
-24.3
-36.5
-36.7
-42.2
-43.3
-45.1
-45.5
-48.8
-50.0
-51.4
-60.0
-65.7
-67.9
-69.4
-86.0
-89.7
-96.1
-100.0
-100.0
DL4a-04
DL4a-12
DL4a-31
DL4a-20
DL4a-30
DL4a-26
DL3-01
DL4a-10
DL4a-11
DL4a-16 1
DL4b-01
DL4a-23 1
DL4a-24
DL4a-22
DL4a-21
DL4a-09
DL4a-15
DL4cM-01
DL4a-28
DL4b-03
DL4b-02
DL3-03
DL3-04
DL4a-19
DL3-05
DL4a-27
DL4a-06
DL4a-07
DL4a-01
DL4a-03
DL4a-05
DL4a-02
DL4a-17
DL3-02
DL4a-18
DL4a-25
DL4b-04 2
DL4a-29
PD
SD
PR
cPR
ongoing

cORR	**41% (14/34)**
median DOR	**9.2 months**
(min, max)	**2.0+, 23.5+**
mFU	**13.1 months**

10/17 responses ongoing including 3 confirmed responses at 1+ year

Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions

ORR	41% (17/41)
Tumor shrinkage[3]	84% (32/38)
DCR[4] (at week 6)	85% (34/40)

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up (mFU) is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; CR: complete response; BL: Baseline; BOR: Best Overall Response; DCR: disease control rate; NSCLC: non-small-cell lung cancer

IMA203CD8

* Maximum change of target lesions and RECIST1.1 response at different timepoints; [1] Patients off study at data-cut; [2] Metabolic CR according to PET-CT; [3] Three patients excluded from tumor shrinkage analysis and figures due to lack of post-treatment assessment; [4] One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation.

Data cut-off Sep 30, 2024 26

Duration of IMA203CD8 Monotherapy Responses (N=41)

Ongoing Dose Escalation


Change in Sum of Longest Diameter of Target lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 15
ongoing at month 24
ongoing at month 14
0
3
6
9
12
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
DL3-02
DL3-04
DL4a-01
DL4a-02
DL4b-02
DL4a-05
DL4a-03
DL4b-04[1]
DL4a-07
DL4a-06
DL4a-17
DL4a-18
DL4a-25
DL3-05
PR
DL4a-19
DL4a-29
DL4a-27
SD
DL3-01
DL3-03
DL4b-01
DL4b-03
DL4a-09
DL4a-12
DL4a-11
DL4a-10
DL4a-16[2]
DL4a-21
DL4a-22
DL4a-23[2]
DL4a-24
DL4a-26
DL4a-28
DL4cM-01
DL4a-31
DL4a-30
PD
DL4a-04
DL4a-15
DL4a-20

cORR	41% (14/34)
median DOR (min, max) mFU	9.2 months 2.0+, 23.5+ 13.1 months

10/17 responses ongoing including 3 confirmed responses at 1+ year

Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions

ORR	41% (17/41)
Tumor shrinkage[3]	84% (32/38)
DCR[4] (at week 6)	85% (34/40)

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up (mFU) is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response; DCR: disease control rate; NSCLC: non-small-cell lung cancer

[1] Metabolic complete response (CR) according to PET-CT [2] Patients off study at data-cut; [3] three patients excluded from tumor shrinkage analysis and figures due to lack of post-treatment assessment; [4] One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation.

IMA203CD8 Data cut-off Sep 30, 2024 27

Opportunity of IMA203CD8 in Medium-Level PRAME Expressing Indications

immatics

PRAME expression level associates with IMA203 and IMA203CD8 activity



*
Expression relative to threshold
10
5
1
PD/SD
PR/cPR
BOR
BOR
PD
SD
PR
cPR

Deep responses with IMA203CD8 at low doses



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
50
25
0
-30
-50
-85
-100
IMA203
IMA203CD8
Lvl1 -30% to -50%
Lvl2 -50% to -85%
Lvl3 -85% to -100%

	IMA203	IMA203CD8
Number of patients	N=39*	N=38
Total infused dose TCR-T cells [x10⁹]	**5.09** (1.0, 10.2)	**1.48** (0.443, 2.05)

Potential for targeting medium-level PRAME expressing tumors with IMA203CD8



**
ns
***
Expression relative to threshold
50
10
5
1
Melanoma
Gyn
Other
Cancertype

IMA203CD8 offers similar responses at 1.5 x 10^9 total infused dose as IMA203 at 3x higher dose. With higher doses currently being explored, IMA203CD8 may offer an enhanced opportunity to treat cancers with both high and medium-level PRAME expression including ovarian cancer, uterine cancer, sqNSCLC, triple-neg. breast cancer and others. Next clinical data update including focus on ovarian cancer in 2025.

IMA203CD8

* Patients treated at RP2D during Ph1b with evaluable post baseline assessments at data-cut off IMA203: Aug 23, 2024; BOR: best of response; PD: progressive disease; SD: stable disease; (c)PR: (confirmed) partial response; sqNSCLC: squamous non-small-cell lung cancer

28

TCER® IMA402 - Off - the - Shelf TCR Bispecific Targeting PRAME 29

Expansion of the PRAME Commercial Opportunity to 1L Tumors

Off-the-Shelf Biologic Approach to Target First Line Setting

TCR Bispecifics (TCER®)

Low-affinity T cell recruiter against CD3/TCR



2
1
3

High-affinity TCR domains targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules

Fc part for half-life extension, favorable stability and manufacturability

- Off-the-shelf biologic for immediate treatment
- Antibody-like properties: half-life extended (HLE) format with enhanced stability, $t_{1/2}$ 1+ week(s)
- Repeat dosing
- Patient reach also into community setting

~145k addressable PRAME+/HLA-A*02:01+ patients in the US & EU5

IMA402 Opportunity

1L Solid Tumors

	US	EU5
Cut. Melanoma	6k	6k
Ovarian	7k	9k
Uterine	6k	6k
sqNSCLC	12k	17k
Breast	7k	10k
Others	25k	32k

IMA402

All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous non-small-cell lung cancer;

30

TCER® IMA402 Targeting PRAME

Summary: Phase 1 Dose Escalation Study

immatics

Tolerability

Favorable tolerability profile

Most common treatment-related AEs are low-grade CRS and transient lymphopenia

Activity

Early dose escalation ongoing

Initial clinical signal observed depending on target expression and TCER® dose

Pharmacokinetics

Median half-life of ~7 days

Potential for:

- Bi-weekly dosing
- Combination with CPIs

Development Potential

Frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents

- Near-term: 1L melanoma
- Mid-term: other cancers


Cancer Cell
PRAME
TCER® IMA402

Dose escalation with higher DLs **ongoing** to leverage PRAME potential in advanced stage indications

IMA402

AE: adverse event; CRS: Cytokine release syndrome; CPI: checkpoint inhibitor

Data cut-off Nov 6, 2024 31

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME

immatics

Objectives

Primary:
- Determine MTD and/or RP2D
- Tolerability

Secondary:
- Initial anti-tumor activity
- Pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**[1]
- HLA-A*02:01 positive
- ECOG status 0-1
- Received or not eligible for all available indicated standard of care treatments

DL1	20 µg
DL2	60 µg
DL3	120 µg
DL4	360 µg
DL5	800 µg
DL6	1600 µg
DL7	3000 µg
DL8	4000 µg
DL9	5000 µg
	tbd

Total safety population (N=33)

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- Weekly infusions[2] with potential to explore less frequent dosing based on PK data

- MTD not yet determined
- Dose escalation ongoing at DL9

[1] Cutaneous melanoma, uveal melanoma, synovial sarcoma, endometrial cancer, ovarian cancer, squamous non-small cell lung cancer; [2] Step dosing introduced at DL4; Low-dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Clinicians can increase patient's dose to previously cleared dose levels; MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; BLRM: Bayesian logistic regression model

IMA402 32

IMA402 Demonstrates Favorable Tolerability in N=33 Patients

Most Frequent Related AEs were Lymphopenia and CRS

Treatment-related AEs[1], n [%]	All Grades	≥ Grade 3
Lymphopenia	17 [52]	10 [30]
Cytokine release syndrome	16 [48]	1 [3]
Arthralgia	9 [27]	0
Fatigue	9 [27]	0
Pruritus	7 [21]	0
Rash	7 [21]	0
Aspartate aminotransferase increased	6 [18]	2 [6]
Alanine aminotransferase increased	5 [15]	1 [3]
Pyrexia	5 [15]	0
Anaemia	4 [12]	2 [6]
Vomiting	4 [12]	0
C-reactive protein increased	3 [9]	0
Headache	3 [9]	0
Rash maculo-popular	3 [9]	0
Neutropenia	2 [6]	2 [6]
Stomatitis	2 [6]	1 [3]
Blood creatinine increased	1 [3]	1 [3]
Electrocardiogram abnormal	1 [3]	1 [3]
Gamma-glutamyltransferase increased	1 [3]	1 [3]
Hypertension	1 [3]	1 [3]
Immune-mediated arthritis	1 [3]	1 [3]
Tumor lysis syndrome	1 [3]	1 [3]
Tumor pain	1 [3]	1 [3]

TEAEs, n [%]	All Grades	≥ Grade 3
Any	33 [100]	17 [52]
Treatment-related	32 [97]	15 [45]

- **Data here includes patients up to DL8**
- **Favorable tolerability** profile
- **Most frequent/relevant related AEs** were
  - transient lymphopenia,
  - mostly mild to moderate CRS (42% Grade 1, 3% Grade 2, 0% Grade 3, 3% Grade 4), majority at first dose
  - one DLT: Grade 4 CRS (fully resolved)
- No IMA402-related Grade 5 events
- As of Jan 10, dose escalation remains ongoing at DL9 (5 mg)
- **MTD not reached**

IMA402

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA402 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5; CRS: Cytokine release syndrome; MTD: Maximum tolerated dose; DLT: dose limiting toxicity; One AE "Rash, Intermittent" was not coded at data cut-off, but added to the preferred term "Rash"

Data cut-off Nov 6, 2024 33

Positive/NT Negative PRAME Status 7+ * 1 - 6 Across DLs Dose Levels 78% 25% 14% Patients with Tumor Shrinkage Early Signs of Clinical Activity Associated with PRAME Expression and IMA402 Dose 34 BOR (RECIST 1.1) Ongoing response / SD (RECIST1.1/ iRECIST) Data cut - off Nov 6, 2024 * Patients who received DL7 or higher, either from start or as part of intra - patient dose - escalation; # continuing treatment; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; NT: not tested or not evaluable for PRAME expression # # • Melanoma patient with confirmed partial response ongoing at 3 months (DL7, see next slide) • Melanoma patient with - 27.5% tumor shrinkage at first scan (DL8) • Uveal melanoma patient with - 25.0% tumor shrinkage deepening over time (started at DL4 and currently at DL7, see next slide) • Ovarian cancer patient with - 13% tumor shrinkage ongoing at 3 months (started at DL6 and currently at DL7) • Next data update(s) throughout 2025 with initial focus on cut. melanoma I MA4 0 2

Exemplary Patient Cases Suggesting Dose-Dependent Tumor Response

Patients with Disease Control (RECIST1.1) at Relevant Doses (DL7+)

Case 1



DL7
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
BL
PR
3000
2000
1000
0
IMA402 Dose [µg]
0
1
2
3
4
5
6
7
8
9
Months post First IMA402 Infusion
Tumor assessments (BOR = cPR)
IMA402 administrations

Patient Characteristics & Outcomes
52-year-old female with cutaneous melanoma
Lesions in lung, lymph nodes, gall bladder, fat tissue, pancreas
1 prior line of therapy and maintenance with anti-PD-1
Patient received DL7 from start (after step-up dosing)
Ongoing cPR at 3 months post treatment start with -40.2% reduction of target lesion size

Case 2



DL7
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
BL
PR
3000
2000
1000
0
IMA402 Dose [µg]
0
1
2
3
4
5
6
7
8
9
Months post First IMA402 Infusion
Tumor assessments (BOR = SD)
IMA402 administrations

Patient Characteristics & Outcomes
46-year-old female with uveal melanoma
Lesions in liver
3 prior lines of therapy with anti-PD1 and tebentatafusp
Patient received DL4 and went up to DL7 through intra-patient dose escalation
Ongoing SD at 8+ months post-treatment start with -25% reduction of target lesion size

IMA402

BOR: Best Overall Response; SD: Stable Disease; cPR: Confirmed Partial Response; arrow: Ongoing response / stable disease (RECIST 1.1/ iRECIST)

Data cut-off Nov 6, 2024

35

TCER® IMA401 - Off - the - Shelf TCR Bispecific Targeting MAGEA4/8 36

The IMA401 Commercial Opportunity in Solid Cancers

TCER® IMA401 Targeting MAGEA4/8

The MAGEA4/8⁺ and HLA-A*02:01⁺ addressable patients in the selected indications is

~62k

per year

US: ~26k

EU5: ~36k



IMA401 Opportunity

1L Solid Tumors

	US	EU5
sqNSCLC	9k	13k
HNSCC	3k	4k
Bladder	3k	6k
Others	11k	13k

IMA401

All patient numbers refer to MAGEA4/8⁺/HLA-A*02:01⁺ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

37

TCER® IMA401 Targeting MAGEA4/8

Summary: Phase 1 Dose Escalation Study

Tolerability

Most common treatment-related AEs are low-grade CRS, transient lymphopenia and neutropenia

Activity & Duration of Response

29% (5/17) ORR and 25% (4/16) cORR in patients with MAGEA4/8[high] expression at relevant doses

Durable ongoing PRs of up to 13+ months

53% (9/17) DCR

Tumor shrinkage in 53% (8/15) of patients

Deep responses (tumor shrinkage of ≥ 50%) in four patients with deepening of responses observed over time

Pharmacokinetics

Median terminal half-life of 16.9 days

Potential for:

- Flexibility in dosing schedules
- Combination with CPIs
- Increasing dosing intervals to q4w

Development Potential

Frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents

- Near-term: HNSCC
- Mid-term: sqNSCLC, bladder and other squamous solid cancers

Multiplexing with other T cell engagers, e.g., IMA402 (PRAME)


Cancer Cell
MAGEA4/8
TCER® IMA401

Dose escalation ongoing

IMA401

AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; PR: Partial Response; DCR: disease control rate; CPI: checkpoint inhibitors; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous non-small-cell lung cancer

Data cut-off Jul 23, 2024 38

Trial Design – IMA401-101 Phase 1a Dose Escalation

First-in-Human Basket Trial Targeting the MAGEA4/8 Peptide in Solid Tumors

Dose level	Dose
DL1	6.6 µg
DL2	20 µg
DL3	60 µg
DL4	180 µg
DL5	540 µg
DL6	1200 µg
DL6a	1800 µg
DL6b	2000 µg
DL7	2500 µg
	tbd

Total safety population (N=35)

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- Four initial q1w step dosings[1] up to target dose, q2w after reaching target dose[2]

- MTD not yet determined
- Dose escalation ongoing to optimize dosing intervals and schedule

Objectives

Primary:

- Determine MTD and/or RP2D

Secondary:

- Tolerability
- Pharmacokinetics
- Initial anti-tumor activity

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**
- HLA-A*02:01 positive
- MAGEA4/8-positive as confirmed by mRNA-based assay[3]
- ECOG status 0-2
- Received or not eligible for all available indicated standard of care treatments

[1] Step dosing with 300 µg and 600 µg introduced at DL6; Low-dose dexamethasone pre-medication used at higher dose levels as used with other approved bispecific products has been implemented as preventive measure for continued dose escalation; Patients can increase their dose to previously cleared dose levels; [2] q2w: once every two weeks, weekly (q1w) dosing was applied up to DL5; [3] IMADetect®: proprietary mRNA-based assay using Immatics' MS-guided threshold; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose.

IMA401 Data cut-off Jul 23, 2024 39

IMA401 Demonstrates Manageable Tolerability in N=35 Patients

Most Frequent Related AEs were Lymphopenia, CRS and Neutropenia immatics

Treatment-related AEs[1], n [%]	All Grades	≥ Grade 3
Lymphopenia	12 [34]	11 [31]
Cytokine release syndrome	11 [31]	0
Neutropenia	8 [23]	5 [14]
Facial pain	6 [17]	2 [6]
Anaemia	5 [14]	4 [11]
Thrombocytopenia	5 [14]	2 [6]
Headache	5 [14]	1 [3]
Hypertension	4 [11]	2 [6]
Leukopenia	4 [11]	2 [6]
Fatigue	4 [11]	0
Nausea	3 [9]	0
Hypoxia	2 [6]	1 [3]
Aspartate aminotransferase increased	1 [3]	1[3]
Febrile neutropenia	1 [3]	1[3]
Pneumonia	1 [3]	1[3]
Sinus tachycardia	1 [3]	1[3]

TEAEs, n [%]	All Grades	≥ Grade 3
Any	32 [91]	26 [74]
Treatment-related	28 [80]	19 [54]

- Overall **manageable tolerability** profile
- **Most frequent/relevant related AEs** were
  - transient lymphopenia
  - mild to moderate CRS (23% Grade 1, 9% Grade 2, **no Grade ≥ 3**), majority at first dose
  - neutropenia[2] occurred mostly at initial target dose and fully resolved in all cases except one (see below)
  - one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported[3]
- **MTD not reached** based on the BLRM

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5; [2] with three dose-limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre-medication; [3] reported in Annual Report 2023, patient did not receive dexamethasone pre-medication; CRS: Cytokine Release Syndrome; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose

IMA401 Data cut-off Jul 23, 2024 40

Objective Responses are Associated with Target Expression

immatics

Exploratory Analysis in Patients with MAGEA4/8^{high} Expression at Relevant IMA401 Doses (DL6-7; N=17)



MAGEA4/8 RNA expression in pre-treatment biopsies relative to threshold
100
50
10
5
1
Expression relative to threshold
Best overall response
PD
SD
PR
cPR
qPCR-threshold MAGEA4/8high
qPCR-threshold for patient screening
PD/SD
PR/cPR
Best overall response

N=17 patients with relevant IMA401 doses and MAGEA4/8^{high} levels[1]

IMA401

[1] Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression above indicated MAGEA4/A8^{high} qPCR threshold (n=17);
PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024

41

IMA401 Demonstrates Initial Anti - Tumor Activity in Multiple Tumor Types 42 * Patients in this analysis are part of the efficacy analysis set with at least one post - treatment tumor assessment and had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post - treatment tumor assessment is not available; PR: Partial Response; cPR: Confirmed Partial Response; SD: Stable Disease Data cut - off Jul 23, 2024 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ BL PR PD ⯈ ⯈ ⯈ ⯈ ⯈ Target Lesion r e s e c t e d ⯈ ⯈ Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17*) ORR 29% (5/17) cO R R 25% (4/16) DCR 53% (9/17) Tumor s h rin k a g e 53% (8/15) 0 1 2 3 4 5 6 7 8 9 10 Months post First IMA401 Infusion Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non - small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. BOR (RECIST 1.1) Ongoing treatment I MA4 0 1 Cancer indications

The Immatics Opportunity 43

The Immatics Opportunity

Delivering the Power of T Cells to Cancer Patients

Leveraging 2 TCR modalities to target solid cancers

TCR-T cell therapy (ACTengine®) and TCR Bispecifics (TCER®) directed against pHLA targets to address late-stage and early-stage solid cancers

Delivering on the promise of cell therapy

IMA203 with compelling clinical activity in 2L melanoma
IMA203 SUPRAME Phase 3 trial has commenced
IMA203CD8 data support investigation beyond melanoma

Achieving robust cell therapy product manufacturing

Manufacturing process optimized for product efficacy
Manufacturing facility for clinical-stage and planned commercial supply

Progressing to commercial stage

Buildout of commercial organization has commenced
IMA203 received an RMAT[1] designation from the FDA

Delivering off-the-shelf Bispecifics to broaden the solid cancer opportunity

Initial clinical data for TCER® IMA402 (PRAME) and IMA401 (MAGEA4/8) support exploring indication expansion and earlier treatment lines

Solid financial position and focus on clinical-stage assets

Solid financial position to execute path to market
Prioritize the clinical development of therapeutic product candidates

[1] Includes all benefits of Breakthrough Therapy Designation; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy

Immatics Opportunity
44

Deli v ering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Thank you www.immatics.com